Exhibit 21.1

Subsidiaries of Sonnet BioTherapeutics Holdings, Inc.

Name:	Jurisdiction of Organization
Sonnet BioTherapeutics, Inc.	New Jersey
Sonnet BioTherapeutics CH SA	Switzerland
SonnetBio Pty Ltd	Australia